SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 19, 2007, of Scheme of arrangement

         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM AUSTRALIA, CANADA OR JAPAN

                                                                                                                          19 April 2007

SCOTTISH POWER PLC - SANCTION OF THE SCHEME OF ARRANGEMENT BY THE COURT OF SESSION,  EDINBURGH,  SCOTLAND AND  ANNOUNCEMENT  OF SPECIAL
DIVIDEND PAYMENT DATE

Sanction of the Scheme of Arrangement

The Board of Scottish  Power plc  ("ScottishPower")  announces  that the Court of Session,  Edinburgh,  Scotland  (the  "Court")  today approved the  reorganisation  of capital  comprised  within the Scheme of Arrangement  (the "Scheme") to effect the offer by Iberdrola,
S.A.  ("Iberdrola") for  ScottishPower.  The Scheme and its implementation  were approved by  ScottishPower's  shareholders on 30 March
2007 at the Court Meeting and the ScottishPower  EGM.  Following such sanction by the Court,  options in respect of 4,088,767  ordinary shares have been exercised and such shares have been issued or transferred today.

To effect the  reorganisation  of capital  comprised  within the Scheme and the elections under the Mix and Match Facility and the Loan
Note  Alternative,  the ordinary shares held by the Scheme  Shareholders will be reclassified into A1 Shares of 42/2,907 pence each, A2
Shares of 42/2,907  pence each and A3 Shares of  42/2,907  pence each (the  "Share  Reclassification")  and such shares will be then be cancelled and New  ScottishPower  Shares reissued to Iberdrola (the "Share Capital  Reduction").  The Share Capital Reduction will take effect  following  a second  hearing  of the Court  which is  anticipated  will be held on 23 April 2007 and upon the  delivery  of the certified  copy of the Court Order  sanctioning  the Share Capital  Reduction (the "Court Order") and a certified copy of the minute of the Reduction of Capital to the Registrar of Companies (which is expected to take place by 5.00 p.m. on 23 April 2007).

In order to ensure an orderly  Share  Reclassification  and Capital  Reduction,  the  register of members of  ScottishPower's  ordinary shares will be closed with effect from tonight, 19 April 2007.

It is expected that the Financial Services  Authority will cancel the listing of  ScottishPower's  ordinary shares on the Official List with  effect  from  commencement  of  business  on 24  April  2007,  and the  London  Stock  Exchange  will  suspend  the  trading,  of
ScottishPower's  ordinary  shares at 7.30 a.m. on 20 April 2007. It is also expected that the New York Stock  Exchange will suspend the listing and the trading of  ScottishPower's  ADSs effective from 4.00 p.m. in New York on 23 April 2007, subject to the Scheme becoming effective.

The Offer remains  conditional  upon the  confirmation of the Share Capital  Reduction  comprised  within the Scheme by the Court and a certified  copy of the Court Order and the minute of the Capital  Reduction  being  delivered to, and  registered  by, the Registrar of
Companies (which is expected to take place by 5.00 p.m. on 23 April 2007).

Payment of Special Dividend

ScottishPower's  Special  Dividend of 12 pence per  ScottishPower  Share ($0.9659 per  ScottishPower  ADS (based on an exchange rate of
£1:US$2.01231))  will be paid on 27 April 2007 to those  ScottishPower  Shareholders who are on ScottishPower's  register of members at
9.00 a.m. (London time) on the day after the Court sanctions the Scheme,  expected to be 20 April 2007.  ScottishPower  ADS Holders who
are on the register of ADS Holders  maintained  by  ScottishPower's  ADS  Depositary at 4.00 p.m. (New York time) on the day the Scheme becomes effective, expected to be 23 April 2007, will receive the Special Dividend.

Expressions used in this announcement have the same meaning as in the Scheme Document to ScottishPower  Shareholders  dated 26 February
2007.

For further information:

Scottish Power plc:
Investor Relations: Peter Durman                                                   +44 (0) 141 636 4527
Media Relations: Colin McSeveny                                                    +44 (0) 141 636 4515

Cardew Group. (PR adviser to Scottish Power plc):
Anthony Cardew                                                                     +44 (0) 20 7930 0777
Rupert Pittman                                                                     +44 (0) 20 7930 0777

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 19, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary